Filed by WPP Group Plc
                                Pursuant to Rule 425 under the Securities Act Subject Company, Young & Rubicam Inc. Commission File No. 001-14093



FOR IMMEDIATE RELEASE                                14 AUGUST 2000

                                    WPP
                                    ---

                            2000 INTERIM RESULTS
                            --------------------

       REVENUE UP ALMOST 19% TO $1.898 BILLION ((POUND)1.209 BILLION)
       --------------------------------------------------------------

   PROFIT BEFORE TAX UP OVER 22% TO $216.2 MILLION ((POUND)137.7 MILLION)
   ----------------------------------------------------------------------

               AGAINST $176.8 MILLION ((POUND)112.6 MILLION)
               ---------------------------------------------

 DILUTED EARNINGS PER SHARE UP OVER 22% TO 18.8c (12.0p) FROM 15.4c (9.8p)
 -------------------------------------------------------------------------

         INTERIM ORDINARY DIVIDEND UP 20% TO 1.9c (1.2p) PER SHARE
         ---------------------------------------------------------

o Revenue up almost 19% to $1.898 billion ((pound)1.209 billion) and up almost 18% in constant currencies

o Profit before interest and tax up almost 25% to $252.3 million ((pound)160.7 million) and up over 25% in constant currencies

o Operating margin up 0.6 margin points and 0.7 margin points in constant currencies in line with objectives

o Profit before tax up over 22% to $216.2 million ((pound)137.7 million) and up over 23% in constant currencies

o Diluted earnings per share up over 22% to 18.8c (12.0p) from 15.4c (9.8p) and up over 23% in constant currencies

o    Interim ordinary dividend up 20% to 1.9c (1.2p) per share

o Net new business billings of over $1.7 billion ((pound)1.1 billion) up 13% over $1.5 billion ((pound)1.0 billion) in comparable period

o Before exceptional operating costs pro-forma revenues of WPP including Young & Rubicam Inc up over 19%, operating profit up almost 28% and operating margin up 0.8 margin points in constant currencies


Summary of Results
------------------

The Board of WPP Group plc (NASDAQ:  WPPGY)  announces  its results for the
six  months  ended  30  June  2000,   which  show   significant   continued
improvement.

Turnover was up 27% to $8.9 billion ((pound)5.7 billion) in the first six months of 2000.

Reportable revenue was up almost 19% at $1.898 billion ((pound)1.209 billion). On a constant currency basis revenue was up almost 18%. Excluding acquisitions constant currency revenue was up over 15%.

Profit before interest and tax was up almost 25% to $252.3 million ((pound)160.7 million) from $202.4 million ((pound)128.9 million) and up over 25% in constant currencies.

Reported operating margins rose by 0.6 margin points to 13.3% from 12.7% in line with the Group's financial objectives. In constant currencies the operating margin grew by 0.7 margin points. Reported operating costs rose by over 18% and rose by over 17% in constant currencies.

The Group's staff cost to gross margin ratio excluding variable compensation fell to 55.9% from 56.4%. On a like-for-like basis the average number of people in the Group was 30,601 in the first half of the year, compared to 28,719 in 1999, an increase of 6.6%. The total number of people in the Group at the half year end was 31,416 against 27,334 in 1999.

Net interest payable and similar charges increased to $36.1 million ((pound)23.0 million) from $25.6 million ((pound)16.3 million), reflecting improved profitability more than offset by the impact of increased interest rates, share repurchases and acquisitions.

Reported profit before tax rose by over 22% to $216.2 million ((pound)137.7 million) from $176.8 million ((pound)112.6 million). In constant currency pre-tax profits rose by over 23%.

The tax rate on profit on ordinary activities fell to 30% from 31% last year.

Diluted earnings per share were up over 22% at 18.8c (12.0p), and were up over 23% in constant currencies.

The Board recommends an increase of 20% in the interim ordinary dividend to 1.9c (1.2p) per share. The record date for this interim dividend is 15 September 2000, payable on 20 November 2000.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and Appendix II (in euros).

Merger with Young & Rubicam Inc ("Y&R")
---------------------------------------

On 11 May, 2000 it was announced that the Boards of WPP and Y&R had reached agreement to merge by means of an all-share offer by WPP for Y&R. The terms were 0.835 WPP American Depositary shares or 4.175 WPP ordinary shares for every Y&R share.

WPP's offer valued Y&R at $4.7 billion ((pound)3.1 billion) on the day of the announcement. The Hart-Scott-Rodino waiting period has expired without request for further information and listing particulars, notice of the necessary WPP Extraordinary General Meeting and proxy documents will be dispatched to WPP and Y&R share owners in due course. It is anticipated that both sets of share owners will vote on the transaction towards the end of September with closing shortly thereafter.

Before UK GAAP exceptional operating costs in connection with the issue of treasury stock by Y&R, pro-forma revenues for the combined Group in the first half of 2000 rose by over 19% on a constant currency basis, operating profit up almost 28% and pre-tax profits up 25%. Operating margins rose by
0.8 margin points to 13.2% and staff costs to gross margin excluding variable compensation fell by 0.5 margin points to 56.6% from 57.1%. The total number of people in the combined Group, excluding associates, totalled 47,932 at June 30, 2000. Further pro-forma information is provided in Appendix III.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth (on a constant currency basis) by region for the first six months of 2000.

REGION                                    REVENUE AS A %        REVENUE GROWTH%
                                          OF TOTAL GROUP             00/99

North America                                  45.8                   18.5
United Kingdom                                 19.4                   10.8
Continental Europe                             18.1                   19.8
Asia Pacific, Latin America, Africa            16.7                   23.7
& Middle East
                                               ----                   ----
TOTAL GROUP                                     100                   17.9
                                               ----                   ----


As can be seen, North America, UK and Continental Europe continued to grow strongly. Strong recovery continued in Asia Pacific and Latin America.

Net new business billings of almost $1.7 billion ((pound)1.1 billion) were won in the first half of the year, 13% up on $1.5 billion ((pound)1.0 billion) in the comparable period last year.

Including Y&R, on the same basis and for the same period, the proportion of revenue and revenue growth by region was as follows:

REGION                               REVENUE AS A %        REVENUE GROWTH%
                                     OF TOTAL GROUP             00/99

North America                             48.9                   17.6
United Kingdom                            16.0                   12.8
Continental Europe                        19.5                   18.7
Asia Pacific, Latin America,              15.6                   34.6
Africa & Middle East
                                          ----                   ----
TOTAL ENLARGED GROUP                      100                    19.2
                                          ----                   ----

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector (on a constant currency basis) for the first six months of 2000.

COMMUNICATIONS SERVICES                  REVENUE AS A         REVENUE GROWTH%
                                       % OF TOTAL GROUP            00/99

Advertising and Media Investment             46.0                   15.8
Management
Information and Consultancy                  19.8                   24.4
Public Relations and Public                  10.1                   44.3
AFFAIRS*

Branding and Identity, Healthcare            24.1                    8.6**
and Specialist Communications
                                             ----                   ----
TOTAL GROUP                                  100                    17.9
                                             ----                   ----

* The revenue figures submitted to the O'Dwyer Report reflect some public relations income which is included here in advertising and media investment management and branding and identity, healthcare and specialist communications. Total public relations and public affairs revenues grew almost 40% to $227 million.

**   Gross profit up over 22% on a like-for-like basis.

Including Y&R, on the same basis and for the same period, the proportion of revenue and revenue growth by communications services sector was as follows:

COMMUNICATIONS SERVICES                   REVENUE AS A          REVENUE GROWTH%
                                        % OF TOTAL GROUP             00/99

Advertising and Media Investment              45.9                    16.8
Management
Information and Consultancy                   13.2                    24.4
Public Relations and Public Affairs           13.7                    37.0
Branding and Identity, Healthcare             27.2                    13.6**
and Specialist Communications
                                              ----                    ----
TOTAL ENLARGED GROUP                          100                     19.2
                                              ----                    ----

**   Gross profit up over 22% on a like-for-like basis.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, combined revenue at Ogilvy (including Cole & Weber and OgilvyOne), J Walter Thompson Company, Conquest and MindShare rose by almost 22%, whilst operating margins continued to improve.

Ogilvy, J Walter Thompson Company, Conquest and MindShare generated net new business billings of $1.4 billion ((pound)900 million), 27% up on that achieved in the first six months of 1999.

Information and Consultancy
---------------------------

The Group's information and consultancy businesses continued their growth, with revenues increasing by over 24%, operating profit up over 27% and as a result improving operating margins.

Public Relations and Public Affairs
-----------------------------------

The Group's public relations and public affairs revenues showed significant continued growth, rising over 44%, with operating margins at almost 16% well beyond previous objectives. Hill and Knowlton's revenues rose 29% and the company continued to improve its operating margins significantly. Ogilvy Public Relations Worldwide's revenues rose by almost 85%, also with significant improvement in its operating margin.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues grew by almost 9% over last year with gross margin, a more accurate indicator of top-line growth, up over 22% on a like-for-like basis and operating margins improving. Particularly good performance was registered by several companies in this sector in the first half, including in promotion and direct marketing by RTCdirect, Einson Freeman, Perspectives, OgilvyOne and A Eicoff & Company; in branding and identity by Enterprise IG, Scott Stern, Coley Porter Bell and Banner McBride; in healthcare by Shire Hall Group; and in other specialist marketing services by The Henley Centre, JWT Specialized Communications, P.Four Consultancy and Management Ventures.

Cashflow and Balance Sheet
--------------------------

A summary of the Group's cashflow statement and balance sheet and notes as at 30 June 2000 are provided in Appendices I and II.

Improved profitability has continued to have a positive effect on the Group's balance sheet. In the first half of 2000, operating profit was $231 million ((pound)147 million), depreciation $39 million ((pound)25 million), interest paid $34 million ((pound)22 million), tax paid $50 million ((pound)32 million) and other cash inflows $20 million ((pound)13 million). This resulted in net cash generation of $206 million ((pound)131 million) for the first six months of 2000, compared to $160 million ((pound)102 million) in the comparable period last year. The Group invested $47 million ((pound)30 million) in capital expenditure, $182 million ((pound)116 million) in cash acquisition payments and investments and $72 million ((pound)46 million) in share repurchases and dividends, a total outflow of $301 million ((pound)192 million).

For the twelve months ended 30 June 2000 the net cash generation was $416 million ((pound)265 million) which was invested in capital expenditure of $113 million ((pound)72 million), cash acquisition payments and investments of $427 million ((pound)272 million) and share repurchases and dividends of $129 million ((pound)82 million) a total expenditure of $669 million ((pound)426 million). Net debt averaged $510 million ((pound)325 million) for the first half of 2000 versus $297 million ((pound)189 million) for the same period last year. On 30 June 2000 net bank borrowings were $443 million ((pound)292 million) against $79 million ((pound)52 million) on 30 June 1999.

The Board continues to examine ways of deploying its substantial cashflow of almost $377 million ((pound)240 million) per annum to enhance share owner value particularly given that interest cover is almost seven times. Cashflow and interest cover will be further improved by the proposed all-equity acquisition of Y&R. As necessary capital expenditure normally approximates to 1-1.2x the depreciation charge, the Company has concentrated on examining possible acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs.

In the first half of 2000, acquisitions have been completed in advertising and media investment management in China, Israel, Italy, the Middle East, Netherlands, Puerto Rico and Spain; in information and consultancy in Denmark and Sweden; in public relations and public affairs in Poland and the United States; and in branding and identity, healthcare and specialist communications - in branding and identity in Australia, Singapore and the United States; in direct in Australia, Canada, Poland, Spain and the United Kingdom; and in interactive in Canada, Mexico and the United Sates.

In addition to increasing the interim dividend by 20% to $15 million ((pound)9.3 million) or 1.9c (1.2p) per share, the Company has continued its rolling share buy-back programme in the first half of the year by repurchasing 4.8 million shares at an average price of $15.02 ((pound)9.57) per share and total cost of $72 million ((pound)46 million). The Company's objective remains to buy-back approximately $157 million - $236 million ((pound)100 million - (pound)150 million) of shares each year, equivalent to 1-2% of the ordinary share capital.

wpp.com
-------

The new economy continues to have a significant impact on wpp.com. Despite the recent correction of stock market valuations of internet businesses on both sides of the Atlantic, web revenues continue to grow strongly. In particular, traditional brands have increased their efforts and their expenditure as they come to terms with the challenges and opportunities offered by the new technologies. Work with traditional clients and with some of their spin-offs continues to provide much of the growth in our interactive business. Demand from traditional clients has allowed us to be selective in choosing the start-ups we work with and to pick those that we feel are well funded with a compelling offer.

Narrowly defined web revenues for the half year - confined to web based work and excluding off-line expenditure for on-line brands - grew to over $90 million. This is well above budget and compares favourably with over $30 million for the same period in 1999. These figures exclude the operations of companies such as Syzygy, Concept! and Roundarch in which we own minority interests. Particularly strong performances were recorded by OgilvyInteractive, digital@jwt, Research International and Millward Brown Interactive. Operating margins for these businesses are similar to, or better than, those of WPP as a whole.

Off-line work for internet start-ups and "clicks and mortar" operations continued to develop strongly in all regions. Particularly strong growth was recorded at Ogilvy, AlexanderOgilvy, J Walter Thompson Company, Blanc & Otus and Enterprise IG. A notable feature has been the growth of business-to-business clients who now account for over half of our work in this area. While there has been considerable "churn" amongst start-ups, demand continues to exceed supply and we have been able to maintain or increase fee levels. As we suspected, it is growing increasingly difficult to isolate web-related revenues given that much of the work for clients involves the total integration of their web and traditional activities. We estimate that these more broadly defined web revenues - including off-line spending by on-line brands - have grown by 30% in the first half of the year to over 15% of total revenues.

We have continued to invest in a range of start-ups in order to better understand developments and the capabilities we need to develop and widen the offer we can make to clients. Investments in the first half have been made in Inferentia (Italy's leading e-commerce and web consulting company), Metapack (in e-fulfilment and logistics), Advertising.com (a leader in targeting on-line media), Imagine (e-crm), Intraspect (knowledge management software), Red Sheriff (web traffic measurement and the dominant provider in Australia), Spydre (a Latin American incubator) and BigWords (the US leader in targeting 18-24 year olds for content and e-commerce).

In addition, a number of acquisitions have been made of companies with strong technology and web capabilities to strengthen our core operating brands.

Client Developments in the First Half of 2000
---------------------------------------------

At the end of the half year, the Group worked with over 60 major national or multi-national clients in three or more functions. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with well over 100 clients in 6 or more countries. The Group now serves more than 300 of the Fortune 500 and approximately half of the NASDAQ 100. Including associates the Group currently employs over 39,000 people in 950 offices in 92 countries.

The Group estimates that more than 20% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects
-------------------------------------

The Group's performance has continued to improve in the first half of 2000.

The Company is firing on all cylinders, gaining market share in all geographic regions including the United States, United Kingdom, Continental Europe, Asia Pacific and Latin America.

Functionally, advertising and media investment management have accelerated their top-line growth rates, whilst continuing to improve their operating profits and margins. Information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications have continued to improve operating profits and operating margins at higher levels of revenue and gross margin growth.

Underlying revenue trends are sound with the Group growing faster than the market and therefore increasing market share. Prospects for the latter half of 2000 look equally good (early indications are that July revenues are up over 20% on a constant currency basis) and industry projections for advertising market growth in 2001 look only slightly lower than 2000 in the range of 5-6%. Marketing services expenditures will continue to grow at a faster rate. Continual concerns about stock market valuations and economic over-heating on both sides of the Atlantic are balanced by the focus of governments on fiscal restraint and the independence of central banks in controlling interest rate policies.

Although market conditions are good, plans, budgets and forecasts of revenues will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Continued progress is being made in these areas. For example, on a comparable basis, the combined operating margins of Ogilvy, J Walter Thompson Company and MindShare rose to 15.6% from 14.6% in the first half of 2000 compared to the same period in 1999.

In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

This will become increasingly important if and when economic activity stalls. Over the last five years fixed staff and property costs have fallen from 56.7% to 51.8% of revenue.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment.

The Group continues to concentrate on its objectives of improving operating profits by 15-20% per annum; improving operating margins by 1 margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 20-33 1/3% of incremental revenue to profit and growing revenue faster than industry averages and encouraging co-operation between Group companies.

In addition to introducing greater flexibility into its cost structure, the Group is competitively well positioned to weather any economic uncertainty because of its stronger financial position, its geographic spread, its consistent new business record and its competitive strength in information and consultancy, public relations and public affairs, identity and branding, healthcare and specialist communications - particularly as clients decide to spend an increasing proportion of their marketing budgets on "below-the-line" activities.

The Group is in line to achieve its fourth margin plan target of 14.0% in 2000. Following the announcement of the merger with Y&R, a fifth margin plan was announced to increase operating margins to 15.0% in 2001 and 15.5% in 2002. This would bring the Group's performance into line with the best performing competition. Consideration is already being given to a more ambitious longer-term margin plan beyond 2002.

For further information:

Sir Martin Sorrell}
Paul Richardson   }     44-20-7408-2204
Feona McEwan      }     1-212-632-2301

www.wpp.com
-----------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

WPP and Y&R have filed a proxy statement/prospectus and other relevant documents concerning the merger with the U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web-site (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP c/o WPP Group USA, Inc., Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7399,
(212) 632-2200. Documents filed with the SEC by Y&R will be available free of charge by contacting Y&R Inc., Legal Department, 285 Madison Avenue, New York, NY 10017, (212) 210-3000.

FOR IMMEDIATE RELEASE                                14 AUGUST 2000

                                    WPP
                                    ---

                            2000 INTERIM RESULTS
                            --------------------

               REVENUE UP ALMOST 19% TO (POUND)1.209 BILLION
               ---------------------------------------------

       PROFIT BEFORE TAX UP OVER 22% TO (POUND)137.7 MILLION AGAINST
       -------------------------------------------------------------

                            (POUND)112.6 MILLION
                            --------------------

         DILUTED EARNINGS PER SHARE UP OVER 22% TO 12.0p FROM 9.8p
         ---------------------------------------------------------

             INTERIM ORDINARY DIVIDEND UP 20% TO 1.2p PER SHARE
             --------------------------------------------------



o Revenue up almost 19% to(POUND)1.209 billion and up almost 18% in constant currencies

o Profit before interest and tax up almost 25% to(POUND)160.7 million and up over 25% in constant currencies

o Operating margin up 0.6 margin points and 0.7 margin points in constant currencies in line with objectives

o Profit before tax up over 22% to(POUND)137.7 million and up over 23% in constant currencies

o Diluted earnings per share up over 22% to 12.0p from 9.8p and up over 23% in constant currencies

o    Interim ordinary dividend up 20% to 1.2p per share

o Net new business billings of over(POUND)1.1 billion ($1.7 billion) up 13% over(POUND)1.0 billion ($1.5 billion) in comparable period

o Before exceptional operating costs pro-forma revenues of WPP including Young & Rubicam Inc up over 19%, operating profit up almost 28% and operating margin up 0.8 margin points in constant currencies

Summary of Results
------------------

The Board of WPP Group plc announces its results for the six months ended 30 June 2000, which show significant continued improvement.

Turnover was up 27% to (POUND)5.7 billion in the first six months of 2000.

Reportable revenue was up almost 19% at (POUND)1.209 billion. On a constant currency basis revenue was up almost 18%. Excluding acquisitions constant currency revenue was up over 15%.

Profit before interest and tax was up almost 25% to (POUND)160.7 million from (POUND)128.9 million and up over 25% in constant currencies.

Reported operating margins rose by 0.6 margin points to 13.3% from 12.7% in line with the Group's financial objectives. In constant currencies the operating margin grew by 0.7 margin points. Reported operating costs rose by over 18% and rose by over 17% in constant currencies.

The Group's staff cost to gross margin ratio excluding variable compensation fell to 55.9% from 56.4%. On a like-for-like basis the average number of people in the Group was 30,601 in the first half of the year, compared to 28,719 in 1999, an increase of 6.6%. The total number of people in the Group at the half year end was 31,416 against 27,334 in 1999.

Net interest payable and similar charges increased to (POUND)23.0 million from (POUND)16.3 million, reflecting improved profitability more than offset by the impact of increased interest rates, share repurchases and acquisitions.

Reported profit before tax rose by over 22% to (POUND)137.7 million from (POUND)112.6 million. In constant currency pre-tax profits rose by over 23%.

The tax rate on profit on ordinary activities fell to 30% from 31% last year.

Diluted earnings per share were up over 22% at 12.0p, and were up over 23% in constant currencies.

The Board recommends an increase of 20% in the interim ordinary dividend to 1.2p per share. The record date for this interim dividend is 15 September 2000, payable on 20 November 2000.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and Appendix II (in euros).

Merger with Young & Rubicam Inc ("Y&R")
---------------------------------------

On 11 May, 2000 it was announced that the Boards of WPP and Y&R had reached agreement to merge by means of an all-share offer by WPP for Y&R. The terms were 0.835 WPP American Depositary shares or 4.175 WPP ordinary shares for every Y&R share.

WPP's offer valued Y&R at (POUND)3.1 billion ($4.7 billion) on the day of the announcement. The Hart-Scott-Rodino waiting period has expired without request for further information and listing particulars, notice of the necessary WPP Extraordinary General Meeting and proxy documents will be dispatched to WPP and Y&R share owners in due course. It is anticipated that both sets of share owners will vote on the transaction towards the end of September with closing shortly thereafter.

Before UK GAAP exceptional operating costs in connection with the issue of treasury stock by Y&R, pro-forma revenues for the combined Group in the first half of 2000 rose by over 19% on a constant currency basis, operating profit up almost 28% and pre-tax profits up 25%. Operating margins rose by
0.8 margin points to 13.2% and staff costs to gross margin excluding variable compensation fell by 0.5 margin points to 56.6% from 57.1%. The total number of people in the combined Group, excluding associates, totalled 47,932 at June 30, 2000. Further pro-forma information is provided in Appendix III.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth (on a constant currency basis) by region for the first six months of 2000.

REGION                            REVENUE AS A %            REVENUE GROWTH%
                                  OF TOTAL GROUP               00/99

North America                        45.8                      18.5
United Kingdom                       19.4                      10.8
Continental Europe                   18.1                      19.8
Asia Pacific, Latin America,         16.7                      23.7
Africa & Middle East

                                     ---                       ----
TOTAL GROUP                          100                       17.9
                                     ---                       ----

As can be seen, North America, UK and Continental Europe continued to grow strongly. Strong recovery continued in Asia Pacific and Latin America.

Net new business billings of almost (POUND)1.1 billion ($1.7 billion) were won in the first half of the year, 13% up on (POUND)1.0 billion ($1.5 billion) in the comparable period last year.

Including Y&R, on the same basis and for the same period, the proportion of revenue and revenue growth by region was as follows:

REGION                        REVENUE AS A %                   REVENUE GROWTH%
                              OF TOTAL GROUP                        00/99

North America                      48.9                             17.6
United Kingdom                     16.0                             12.8
Continental Europe                 19.5                             18.7
Asia Pacific, Latin America,       15.6                             34.6
Africa & Middle East
                                    ---                             ----
TOTAL ENLARGED GROUP                100                             19.2
                                    ---                             ----

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector (on a constant currency basis) for the first six months of 2000.

COMMUNICATIONS SERVICES                    REVENUE AS A        REVENUE GROWTH%
                                         % OF TOTAL GROUP          00/99

Advertising and Media Investment                   46.0             15.8
Management
Information and Consultancy                        19.8             24.4
Public Relations and Public                        10.1             44.3
Affairs*
Branding and Identity, Healthcare                  24.1              8.6**
and Specialist Communications

                                                   ----              ----
TOTAL GROUP                                        100               17.9
                                                   ---               ----

* The revenue figures submitted to the O'Dwyer Report reflect some public relations income which is included here in advertising and media investment management and branding and identity, healthcare and specialist communications. Total public relations and public affairs revenues grew almost 40% to $227 million.

**   Gross profit up over 22% on a like-for-like basis.

Including Y&R, on the same basis and for the same period, the proportion of revenue and revenue growth by communications services sector was as follows:

COMMUNICATIONS SERVICES                     REVENUE AS A       REVENUE GROWTH%
                                            % OF TOTAL GROUP       00/99

Advertising and Media Investment                45.9               16.8
Management
Information and Consultancy                     13.2               24.4
Public Relations and Public Affairs             13.7               37.0
Branding and Identity, Healthcare               27.2               13.6**
and Specialist Communications
                                                ---                ----
TOTAL ENLARGED GROUP                            100                19.2
                                                ---                ----

** Gross profit up over 22% on a like-for-like basis.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, combined revenue at Ogilvy (including Cole & Weber and OgilvyOne), J Walter Thompson Company, Conquest and MindShare rose by almost 22%, whilst operating margins continued to improve.

Ogilvy, J Walter Thompson Company, Conquest and MindShare generated net new business billings of (POUND)900 million ($1.4 billion), 27% up on that achieved in the first six months of 1999.

Information and Consultancy
---------------------------

The Group's information and consultancy businesses continued their growth, with revenues increasing by over 24%, operating profit up over 27% and as a result improving operating margins.

Public Relations and Public Affairs
-----------------------------------

The Group's public relations and public affairs revenues showed significant continued growth, rising over 44%, with operating margins at almost 16% well beyond previous objectives. Hill and Knowlton's revenues rose 29% and the company continued to improve its operating margins significantly. Ogilvy Public Relations Worldwide's revenues rose by almost 85%, also with significant improvement in its operating margin.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues grew by almost 9% over last year with gross margin, a more accurate indicator of top-line growth, up over 22% on a like-for-like basis and operating margins improving. Particularly good performance was registered by several companies in this sector in the first half, including in promotion and direct marketing by RTCdirect, Einson Freeman, Perspectives, OgilvyOne and A Eicoff & Company; in branding and identity by Enterprise IG, Scott Stern, Coley Porter Bell and Banner McBride; in healthcare by Shire Hall Group; and in other specialist marketing services by The Henley Centre, JWT Specialized Communications, P.Four Consultancy and Management Ventures.

Cashflow and Balance Sheet
--------------------------

A summary of the Group's cashflow statement and balance sheet and notes as at 30 June 2000 are provided in Appendices I and II.

Improved profitability has continued to have a positive effect on the Group's balance sheet. In the first half of 2000, operating profit was (POUND)147 million, depreciation (POUND)25 million, interest paid (POUND)22 million, tax paid (POUND)32 million and other cash inflows (POUND)13 million. This resulted in net cash generation of (POUND)131 million for the first six months of 2000, compared to (POUND)102 million in the comparable period last year. The Group invested (POUND)30 million in capital expenditure, (POUND)116 million in cash acquisition payments and investments and (POUND)46 million in share repurchases and dividends, a total outflow of (POUND)192 million.

For the twelve months ended 30 June 2000 the net cash generation was (POUND)265 million which was invested in capital expenditure of (POUND)72 million, cash acquisition payments and investments of (POUND)272 million and share repurchases and dividends of (POUND)82 million, a total expenditure of (POUND)426 million. Net debt averaged (POUND)325 million for the first half of 2000 versus (POUND)189 million for the same period last year. On 30 June 2000 net bank borrowings were (POUND)292 million against (POUND)52 million on 30 June 1999.

The Board continues to examine ways of deploying its substantial cashflow of almost (POUND)240 million per annum to enhance share owner value particularly given that interest cover is almost seven times. Cashflow and interest cover will be further improved by the proposed all-equity acquisition of Y&R. As necessary capital expenditure normally approximates to 1-1.2x the depreciation charge, the Company has concentrated on examining possible acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs.

In the first half of 2000, acquisitions have been completed in advertising and media investment management in China, Israel, Italy, the Middle East, Netherlands, Puerto Rico and Spain; in information and consultancy in Denmark and Sweden; in public relations and public affairs in Poland and the United States; and in branding and identity, healthcare and specialist communications - in branding and identity in Australia, Singapore and the United States; in direct in Australia, Canada, Poland, Spain and the United Kingdom; and in interactive in Canada, Mexico and the United States.

In addition to increasing the interim dividend by 20% to (POUND)9.3 million or 1.2p per share, the Company has continued its rolling share buy-back programme in the first half of the year by repurchasing 4.8 million shares at an average price of (POUND)9.57 per share and total cost of (POUND)46 million. The Company's objective remains to buy-back approximately (POUND)100 million - (POUND)150 million of shares each year, equivalent to 1-2% of the ordinary share capital.

wpp.com
-------

The new economy continues to have a significant impact on wpp.com. Despite the recent correction of stock market valuations of internet businesses on both sides of the Atlantic, web revenues continue to grow strongly. In particular, traditional brands have increased their efforts and their expenditure as they come to terms with the challenges and opportunities offered by the new technologies. Work with traditional clients and with some of their spin-offs continues to provide much of the growth in our interactive business. Demand from traditional clients has allowed us to be selective in choosing the start-ups we work with and to pick those that we feel are well funded with a compelling offer.

Narrowly defined web revenues for the half year - confined to web based work and excluding off-line expenditure for on-line brands - grew to over $90 million. This is well above budget and compares favourably with over $30 million for the same period in 1999. These figures exclude the operations of companies such as Syzygy, Concept! and Roundarch in which we own minority interests. Particularly strong performances were recorded by OgilvyInteractive, digital@jwt, Research International and Millward Brown Interactive. Operating margins for these businesses are similar to, or better than, those of WPP as a whole.

Off-line work for internet start-ups and "clicks and mortar" operations continued to develop strongly in all regions. Particularly strong growth was recorded at Ogilvy, AlexanderOgilvy, J Walter Thompson Company, Blanc & Otus and Enterprise IG. A notable feature has been the growth of business-to-business clients who now account for over half of our work in this area. While there has been considerable "churn" amongst start-ups, demand continues to exceed supply and we have been able to maintain or increase fee levels. As we suspected, it is growing increasingly difficult to isolate web-related revenues given that much of the work for clients involves the total integration of their web and traditional activities. We estimate that these more broadly defined web revenues - including off-line spending by on-line brands - have grown by 30% in the first half of the year to over 15% of total revenues.

We have continued to invest in a range of start-ups in order to better understand developments and the capabilities we need to develop and widen the offer we can make to clients. Investments in the first half have been made in Inferentia (Italy's leading e-commerce and web consulting company), Metapack (in e-fulfilment and logistics), Advertising.com (a leader in targeting on-line media), Imagine (e-crm), Intraspect (knowledge management software), Red Sheriff (web traffic measurement and the dominant provider in Australia), Spydre (a Latin American incubator) and BigWords (the US leader in targeting 18-24 year olds for content and e-commerce).

In addition, a number of acquisitions have been made of companies with strong technology and web capabilities to strengthen our core operating brands.

Client Developments in the First Half of 2000
---------------------------------------------

At the end of the half year, the Group worked with over 60 major national or multi-national clients in three or more functions. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with well over 100 clients in 6 or more countries. The Group now serves more than 300 of the Fortune 500 and approximately half of the NASDAQ 100. Including associates the Group currently employs over 39,000 people in 950 offices in 92 countries.

The Group estimates that more than 20% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects
-------------------------------------

The Group's performance has continued to improve in the first half of 2000. The Company is firing on all cylinders, gaining market share in all geographic regions including the United States, United Kingdom, Continental Europe, Asia Pacific and Latin America.

Functionally, advertising and media investment management have accelerated their top-line growth rates, whilst continuing to improve their operating profits and margins. Information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications have continued to improve operating profits and operating margins at higher levels of revenue and gross margin growth.

Underlying revenue trends are sound with the Group growing faster than the market and therefore increasing market share. Prospects for the latter half of 2000 look equally good (early indications are that July revenues are up over 20% on a constant currency basis) and industry projections for advertising market growth in 2001 look only slightly lower than 2000 in the range of 5-6%. Marketing services expenditures will continue to grow at a faster rate. Continual concerns about stock market valuations and economic over-heating on both sides of the Atlantic are balanced by the focus of governments on fiscal restraint and the independence of central banks in controlling interest rate policies.

Although market conditions are good, plans, budgets and forecasts of revenues will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Continued progress is being made in these areas. For example, on a comparable basis, the combined operating margins of Ogilvy, J Walter Thompson Company and MindShare rose to 15.6% from 14.6% in the first half of 2000 compared to the same period in 1999.

In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

This will become increasingly important if and when economic activity stalls. Over the last five years fixed staff and property costs have fallen from 56.7% to 51.8% of revenue.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment.

The Group continues to concentrate on its objectives of improving operating profits by 15-20% per annum; improving operating margins by 1 margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 20-33 1/3% of incremental revenue to profit and growing revenue faster than industry averages and encouraging co-operation between Group companies.

In addition to introducing greater flexibility into its cost structure, the Group is competitively well positioned to weather any economic uncertainty because of its stronger financial position, its geographic spread, its consistent new business record and its competitive strength in information and consultancy, public relations and public affairs, identity and branding, healthcare and specialist communications - particularly as clients decide to spend an increasing proportion of their marketing budgets on "below-the-line" activities.

The Group is in line to achieve its fourth margin plan target of 14.0% in 2000. Following the announcement of the merger with Y&R, a fifth margin plan was announced to increase operating margins to 15.0% in 2001 and 15.5% in 2002. This would bring the Group's performance into line with the best performing competition. Consideration is already being given to a more ambitious longer-term margin plan beyond 2002.

For further information:

Sir Martin Sorrell  }
Paul Richardson     }        44-20-7408-2204
Feona McEwan        }        1-212-632-2301

WWW.WPP.COM
-----------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

WPP and Y&R have filed a proxy statement/prospectus and other relevant documents concerning the merger with the U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web-site (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP c/o WPP Group USA, Inc., Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7399,
(212) 632-2200. Documents filed with the SEC by Y&R will be available free of charge by contacting Y&R Inc., Legal Department, 285 Madison Avenue, New York, NY 10017, (212) 210-3000.



                                                                   APPENDIX I

                         UNAUDITED CONSOLIDATION INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2000

                                              NOTES          SIX MONTHS         SIX MONTHS                 CONSTANT    YEAR ENDED
                                                          ENDED 30 JUNE      ENDED 30 JUNE                 CURRENCY   31 DECEMBER
                                                                   2000               1999       +/(-)        +/(-)        1999
                                                               (POUND)m           (POUND)m          %            %       (POUND)m
                                                                                                           (note 3)
-----------------------------------------------------------------------------------------------------------------------------------

TURNOVER (GROSS BILLINGS)                                       5,655.9            4,445.1      +27.2%       +26.2%      9,345.9
-----------------------------------------------------------------------------------------------------------------------------------

REVENUE                                           4             1,209.1            1,017.3      +18.9%       +17.9%      2,172.6
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                    1,071.1              861.2      +24.4%       +23.5%      1,855.3
Operating costs                                                  (924.6)            (740.6)     -24.8%       -23.8%     (1,591.8)
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT                                                  146.5              120.6      +21.5%       +21.8%       263.5
Income from associates                                             14.2                8.3      +71.1%       +76.7%        27.3
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION        160.7              128.9      +24.7%       +25.3%       290.8
Net interest payable and similar charges                          (23.0)             (16.3)     -41.1%       -39.0%       (35.4)

-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                     137.7              112.6      +22.3%       +23.2%       255.4
Tax on profit on ordinary activities              5               (41.3)             (34.9)     -18.3%       -19.2%       (76.6)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                       96.4               77.7      +24.1%       +25.0%       178.8
Minority interests                                                 (3.3)              (2.4)     -37.5%       -37.5%        (6.0)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY SHARE OWNERS                       93.1               75.3      +23.6%       +24.6%       172.8
Ordinary dividends                                6                (9.3)              (7.8)     +19.2%       +21.3%       (24.0)
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT FOR THE PERIOD                                     83.8               67.5      +24.1%       +25.0%       148.8
===================================================================================================================================
PBIT MARGIN*                                                       13.3%              12.7%      +0.6%        +0.7%        13.4%
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Basic earnings per ordinary share                 7                12.3p              10.0p     +23.0%       +23.8%        22.9p
Diluted earnings per ordinary share               7                12.0p               9.8p     +22.4%       +23.5%        22.5p

-----------------------------------------------------------------------------------------------------------------------------------

ORDINARY DIVIDEND PER SHARE       - interim       6                 1.2p               1.0p     +20.0%       +20.0%         1.0p
                                  - final                             -                  -          -            -          2.1p
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER ADR**
Basic earnings per ADR                                            $0.97              $0.81      +19.8%       +19.8%    $   1.85
Diluted earnings per ADR                                          $0.94              $0.79      +19.0%       +19.0%    $   1.82

-----------------------------------------------------------------------------------------------------------------------------------
ORDINARY DIVIDEND PER ADR**

  Interim                                                      9.4(cent)          8.1(cent)     +16.0%       +16.0%     8.1(cent)

  Final                                                               -                  -          -            -      17.0(cent)

===================================================================================================================================

*    PBIT: Profit on ordinary activities before interest and taxation.

** These figures have been translated for convenience purposes only, using the profit and loss exchange rate shown in note 3. The comparative figures have been restated following a change in the ratio of ordinary shares per ADR from 10 ordinary shares per ADR to 5 ordinary shares per ADR.

                                                        WPP GROUP PLC

                                      UNAUDITED   SUMMARY  INTERIM   CONSOLIDATED  CASH  FLOW
                                         STATEMENT FOR THE PERIOD ENDED 30 JUNE, 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    SIX MONTHS ENDED       SIX MONTHS ENDED            YEAR ENDED
                                                                        30 JUNE 2000           30 JUNE 1999      31 DECEMBER 1999
                                                                            (POUND)m               (POUND)m              (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------
    RECONCILIATION OF OPERATING PROFIT TO
    NET CASH  (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES:

      Operating profit                                                         146.5                  120.6                263.5
      Depreciation charge                                                       24.8                   19.7                 42.2
      Movements in working capital and provisions                             (309.0)                (202.9)                42.8
--------------------------------------------------------------------------------------------------------------------------------
    NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                       (137.7)                 (62.6)               348.5
    DIVIDENDS RECEIVED FROM ASSOCIATES                                           3.2                    1.8                  4.3

    RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                            (23.9)                 (13.9)               (37.1)

    UNITED KINGDOM AND OVERSEAS TAX PAID                                       (31.5)                 (31.6)               (58.4)

    Purchase of tangible fixed assets                                          (29.9)                 (22.1)               (64.6)
    Purchase of own shares by ESOP Trust                                       (46.2)                  (4.1)               (17.9)
    Other movements                                                              3.2                    1.6                  2.0
---------------------------------------------------------------------------------------------------------------------------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                               (72.9)                 (24.6)               (80.5)
      Cash consideration for acquisitions                                      (97.8)                 (57.3)              (242.2)
      Less cash acquired                                                         2.0                    3.3                 51.8
      Net purchase of other investments                                        (20.3)                     -                (11.8)
    TOTAL ACQUISITIONS                                                        (116.1)                 (54.0)              (202.2)
---------------------------------------------------------------------------------------------------------------------------------

    EQUITY DIVIDENDS PAID                                                          -                      -                (21.1)
---------------------------------------------------------------------------------------------------------------------------------
    NET CASH OUTFLOW BEFORE FINANCING                                         (378.9)                (184.9)               (46.5)
    Increase in drawings on bank loans                                         100.3                   42.3                258.0
    Proceeds from issue of shares                                                8.2                    4.0                 12.0
---------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM FINANCING                                                 108.5                   46.3                270.0
---------------------------------------------------------------------------------------------------------------------------------
    (DECREASE)/INCREASE IN CASH AND OVERDRAFTS FOR THE PERIOD                 (270.4)                (138.6)               223.5
    Translation difference                                                       8.0                    6.8                 (0.6)
    BALANCE OF CASH AND OVERDRAFTS AT BEGINNING OF PERIOD                      551.4                  328.5                328.5
---------------------------------------------------------------------------------------------------------------------------------
    BALANCE OF CASH AND OVERDRAFTS AT END OF PERIOD                            289.0                  196.7                551.4
---------------------------------------------------------------------------------------------------------------------------------
    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (DEBT)/FUNDS:
    (Decrease)/increase in cash and overdrafts for the period                 (270.4)                (138.6)               223.5
    Cash inflow from debt financing                                           (100.3)                 (42.3)              (258.0)
    Other movements                                                             (0.8)                  (0.7)                (1.7)
    Translation difference                                                     (12.4)                  (5.1)                (6.2)
---------------------------------------------------------------------------------------------------------------------------------
    Movement of net funds in the period                                       (383.9)                (186.7)               (42.4)
    Net funds at beginning of period                                            91.9                  134.3                134.3
---------------------------------------------------------------------------------------------------------------------------------
    Net (debt)/funds at end of period (Note 11)                               (292.0)                 (52.4)                91.9
---------------------------------------------------------------------------------------------------------------------------------


                                                                 WPP GROUP PLC

                                            Unaudited consolidated balance sheet as at 30 June, 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                     30 JUNE             30 JUNE          31 DECEMBER
                                                        NOTES           2000                1999                 1999
                                                                    (POUND)m            (POUND)m             (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------

FIXED ASSETS
Intangible assets:
   Corporate brands                                                     350.0              350.0                350.0
   Goodwill                                                 8           511.0              204.1                410.3
Tangible assets                                                         211.1              178.1                196.7
Investments                                                 8           448.9              290.7                356.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      1,521.0            1,022.9              1,313.9
CURRENT ASSETS
Stocks and work in progress                                             198.1              140.2                113.5
Debtors                                                               1,336.3            1,058.0              1,040.4
Debtors within working capital facility:
  Gross debts                                                           396.3              326.0                345.7
  Non-returnable proceeds                                              (228.1)            (219.5)              (214.1)
                                                                     ---------          ---------            ---------
                                                                        168.2              106.5                131.6
Cash at bank and in hand                                                395.9              302.7                607.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      2,098.5            1,607.4              1,892.5
CREDITORS:  amounts falling due within one year             9        (2,404.2)          (1,846.6)            (2,148.0)
-----------------------------------------------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES                                                (305.7)            (239.2)              (255.5)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 1,215.3              783.7              1,058.4

CREDITORS:  amounts falling due after more than one year   10          (754.9)            (468.6)              (652.5)
PROVISIONS FOR LIABILITIES AND CHARGES                                  (75.7)             (80.0)               (79.2)
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                              384.7              235.1                326.7
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES

Share capital                                                            77.9               77.0                 77.5
Reserves                                                                296.6              149.6                240.7
-----------------------------------------------------------------------------------------------------------------------------------
SHARE OWNERS' FUNDS                                                     374.5              226.6                318.2
Minority interests                                                       10.2                8.5                  8.5
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EMPLOYED                                                  384.7              235.1                326.7
-----------------------------------------------------------------------------------------------------------------------------------


                                                                WPP GROUP PLC

                  UNAUDITED  RECONCILIATION  OF MOVEMENTS  IN  CONSOLIDATED SHARE OWNERS' FUNDS FOR THE PERIOD ENDED 30 JUNE 2000


                                                  SIX MONTHS ENDED          SIX MONTHS ENDED                YEAR ENDED
                                                      30 JUNE 2000              30 JUNE 1999          31 DECEMBER 1999
                                                          (POUND)m                  (POUND)m                  (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------

Profit for the period                                         93.1                      75.3                    172.8
Ordinary dividends payable                                    (9.3)                     (7.8)                   (24.0)
-----------------------------------------------------------------------------------------------------------------------------------
                                                              83.8                      67.5                    148.8
Exchange adjustments on foreign currency net investments     (36.1)                    (33.4)                   (31.2)
Other movements                                                8.6                       4.8                     12.9
-----------------------------------------------------------------------------------------------------------------------------------
NET ADDITIONS TO SHARE OWNERS' FUNDS                          56.3                      38.9                    130.5

OPENING SHARE OWNERS' FUNDS                                  318.2                     187.7                    187.7
-----------------------------------------------------------------------------------------------------------------------------------
CLOSING SHARE OWNERS' FUNDS                                  374.5                     226.6                    318.2
-----------------------------------------------------------------------------------------------------------------------------------



                       UNAUDITED STATEMENT OF CONSOLIDATED RECOGNISED GAINS AND LOSSES FOR THE PERIOD ENDED 30 JUNE, 2000
-----------------------------------------------------------------------------------------------------------------------------------


                                                  SIX MONTHS ENDED          SIX MONTHS ENDED               YEAR ENDED
                                                      30 JUNE 2000              30 JUNE 1999         31 DECEMBER 1999
                                                          (POUND)m                  (POUND)m                 (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                         93.1                      75.3                    172.8
Exchange adjustments on foreign currency
  net investments                                            (36.1)                    (33.4)                   (31.2)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL RECOGNISED GAINS                                        57.0                      41.9                    141.6
-----------------------------------------------------------------------------------------------------------------------------------

                               WPP GROUP PLC

      NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   BASIS OF ACCOUNTING

The consolidated interim financial statements are prepared under the historical cost convention.

2.   ACCOUNTING POLICIES

The  consolidated   interim  financial   statements  comply  with  relevant
accounting standards and have been prepared using accounting policies set out on pages 56 and 57 of the Group's 1999 Annual Report and Accounts.

The policies set out in the 1999 Annual Report and Accounts are in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP).

3.   CURRENCY CONVERSION

The 2000 unaudited interim consolidated profit and loss account is prepared using, among other currencies, an average exchange rate of US$ 1.5700 to the pound (period ended 30 June, 1999: US$1.6197; year ended 31 December, 1999 US$1.6178). The balance sheet as at 30 June, 2000 has been prepared using the exchange rate on that day of US$ 1.5166 to the pound (30 June, 1999: US$1.5763; 31 December, 1999: US$1.6182).

The constant currency percentage changes shown on the face of the profit and loss account have been calculated by applying 2000 exchange rates to the results for 1999 and 2000.

The unaudited preliminary consolidated profit and loss account and balance sheet are presented in Euros in Appendix II for illustrative purposes. The unaudited interim consolidated profit and loss account is prepared using an average exchange rate of (Euro) 1.6347 to the pound (period ended 30 June, 1999: (Euro) $1.5372; year ended 31 December 1999: (Euro) 1.5202). The balance sheet as at 30 June, 2000 has been prepared using the exchange rate on the day of (Euro) 1.5870 to the pound (30 June, 1999: (Euro) 1.5285; 31 December, 1999: (Euro) 1.6056).


                               WPP GROUP PLC

      NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (CONTINUED)

4.   SEGMENTAL ANALYSIS

Reported contributions by geographical area were as follows:

------------------------------------------------------------------------------------------------------------
                                                           30 JUNE           30 JUNE      31 DECEMBER
                                                              2000              1999             1999
                                                          (POUND)M          (POUND)M         (POUND)M
------------------------------------------------------------------------------------------------------------

REVENUE
United Kingdom                                               234.9             212.0            434.7
United States                                                531.6             432.4            915.2
Continental Europe                                           218.7             199.1            426.2
Canada, Asia Pacific, Latin America, Africa
& Middle East                                                223.9             173.8            396.5
------------------------------------------------------------------------------------------------------------
                                                           1,209.1           1,017.3          2,172.6
============================================================================================================
PBIT[FN]1
United Kingdom                                                28.1              25.2             51.5
United States                                                 86.3              68.0            139.0
Continental Europe                                            28.1              25.0             55.8
Canada, Asia Pacific, Latin America, Africa
& Middle East                                                 18.2              10.7             44.5
------------------------------------------------------------------------------------------------------------
                                                             160.7             128.9            290.8
============================================================================================================
Reported contributions by operating sector were as follows:

------------------------------------------------------------------------------------------------------------
                                                           30 JUNE           30 JUNE      31 DECEMBER
                                                              2000              1999             1999
                                                          (POUND)M          (POUND)M         (POUND)M
------------------------------------------------------------------------------------------------------------
REVENUE
Advertising, media investment management                     556.6             477.2          1,013.1
Information and consultancy                                  239.5             191.9            419.7
Public relations and public affairs                          121.7              82.8            178.9
Branding and identity, healthcare and specialist
communications                                               291.3             265.4            560.9
------------------------------------------------------------------------------------------------------------
                                                           1,209.1           1,017.3          2,172.6
============================================================================================================
PBIT[FN]1

Advertising, media investment management                      84.5              69.2            155.9
Information and consultancy                                   22.5              18.0             42.1
Public relations and public affairs                           18.7              11.6             23.9
Branding and identity, healthcare and
  specialist communications                                   35.0              30.1             68.9
------------------------------------------------------------------------------------------------------------
                                                             160.7             128.9            290.8
============================================================================================================

1 PBIT: Profit on ordinary activities before interest and taxation.

5.   TAXATION

The Group tax rate on profit on ordinary activities before taxation is 30% (30 June, 1999: 31%; year ended 31 December, 1999: 30%). The tax charge relates mainly to overseas operations, except for (POUND)5.8 million in respect of UK corporation tax and (POUND)3.1 million in respect of associated companies.

6.   INTERIM DIVIDEND

An interim dividend of 1.2p (1999: 1.0p) per ordinary share has been declared by the Board. This is expected to be paid on 20 November 2000 to share owners on the register at 15 September 2000.

7.   EARNINGS PER SHARE

(a) Basic earnings per share have been calculated using earnings of(POUND)93.1 million (30 June, 1999:(POUND)75.3 million; year ended 31 December, 1999:(POUND)172.8 million) and weighted average shares in issue during the six months to 30 June, 2000 of 757,499,254 shares (30 June, 1999: 752,798,633 shares; year ended 31 December, 1999:
     753,324,054 shares).

(b) Diluted earnings per share have been calculated using earnings of(POUND)93.1 million (30 June, 1999:(POUND)75.3 million; year ended 31 December, 1999:(POUND)172.8 million) on a weighted average of 775,155,818 shares (30 June, 1999: 768,181,423 shares; year ended 31
     December, 1999: 768,691,993 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings.

(c)  At 30 June, 2000 there were 778,921,600 ordinary shares in issue.

8.   GOODWILL

Total goodwill of (POUND)117.4 million arising during the period includes (POUND)100.7 million in respect of acquisitions of subsidiary undertakings. In addition, investments include (POUND)16.7 million of goodwill in respect of associate undertakings acquired during the period.

Cash paid in respect of these acquisitions was (POUND)97.8 million (30 June 1999:(POUND)57.3 million and 31 December, 1999:(POUND)242.2 million). Future anticipated payments to vendors totalled (POUND)179.5 million (30 June, 1999:(POUND)97.2 million; 31 December, 1999: (POUND)172.4 million), based on the directors' best estimates of future obligations, which are dependent on future performance of the interests acquired.

These acquisitions do not have a significant impact on the Group's results for the six months to 30 June 2000.

9.   CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in creditors falling due within one year:

                                                    30 JUNE         30 JUNE          31 DECEMBER
                                                       2000            1999                 1999
                                                       ----            ----                 ----
                                                   (POUND)M        (POUND)M             (POUND)M

Bank loans and overdrafts                             230.8           105.9                148.3
Trade creditors                                     1,416.7         1,160.5              1,315.0
Corporate income tax payable                           37.8            58.7                 34.6
Deferred income                                       137.5           103.6                125.8
Payments due to vendors (note 8)                       52.6             6.1                 41.2
Other creditors and accruals                          528.8           411.8                483.1
                                                    -------         -------              -------
                                                    2,404.2         1,846.6              2,148.0
                                                    =======         =======              =======

Overdraft balances included within bank loans and overdrafts amount to (POUND)106.9 million (30 June, 1999:(POUND)105.9 million; 31 December,
1999:(POUND)55.6 million).

10.  CREDITORS:  AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in creditors falling due after more than one year:

                                                               30 JUNE            30 JUNE           31 DECEMBER
                                                                  2000               1999                  1999
                                                                  ----               ----                  ----
                                                              (POUND)M           (POUND)M              (POUND)M

Corporate bond and bank loans                                    457.1              249.2                 366.8
Corporate income taxes payable                                   125.9               99.2                 122.9
Payments due to vendors (note 8)                                 126.9               91.1                 131.2
Other creditors and accruals                                      45.0               29.1                  31.6
                                                                 -----               ----                ------
                                                                 754.9              468.6                 652.5
                                                                 =====              =====                ======

The corporate bond, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

                                                               30 JUNE            30 JUNE           31 DECEMBER
                                                                  2000               1999                  1999
                                                                  ----               ----                  ----
                                                              (POUND)M           (POUND)M              (POUND)M

Within one year                                                  230.8              105.9                 148.3
Between 1 and 2 years                                                -                  -                     -
Between 2 and 5 years                                            261.0               60.8                 183.1
Over 5 years                                                     196.1              188.4                 183.7
                                                                 -----              -----                 -----
                                                                 687.9              355.1                 515.1
                                                                 =====              =====                 =====


11.  NET (DEBT)/FUNDS

                                                               30 JUNE            30 JUNE           31 DECEMBER
                                                                  2000               1999                  1999
                                                                  ----               ----                  ----
                                                              (POUND)M           (POUND)M              (POUND)M

Cash at bank and in hand                                        395.9              302.7                 607.0
Bank loans and overdrafts due within one year                  (230.8)            (105.9)               (148.3)
(note 9)
Corporate bond and loans due after one year (note 10)          (457.1)            (249.2)               (366.8)
                                                               -------            ------                -------
Net (debt)/funds                                               (292.0)             (52.4)                 91.9
                                                               =======            =======               =======

12.  POST BALANCE SHEET EVENT

Since 30 June 2000, the Group has entered into a further Revolving Credit Facility for US$700 million. This facility has a 364 day maturity. Under this agreement the Group has the ability to draw funds for a period of up to 3 years from the date of the agreement. This facility is subject to share owners' approval.

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

13.  STATUTORY INFORMATION AND AUDIT REVIEW

The results for the six months to 30 June, 2000 and 1999 do not constitute statutory accounts. The statutory accounts for the year ended 31 December, 1999 received an unqualified auditors' report and have been filed with the Registrar of Companies. The interim financial statements are unaudited but have been reviewed by the auditors and their report to the directors is set out below.

                 INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

INTRODUCTION

We have been instructed by the company to review the financial information set out on pages 11 to 20 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and applicable United Kingdom accounting standards. The Listing Rules require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued in the United Kingdom by the Auditing Practices Board and with our profession's ethical guidance. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2000.

ARTHUR ANDERSEN
Chartered Accountants
London
14 August 2000


                               WPP GROUP PLC

                                APPENDIX II

         PRELIMINARY RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2000
        UNAUDITED PRELIMINARY CONSOLIDATED PROFIT & LOSS ACCOUNT FOR
                     THE SIX MONTHS ENDED 30 JUNE, 2000

             PRESENTED IN EUROS FOR ILLUSTRATIVE PURPOSES ONLY

                                                                  SIX MONTHS ENDED     SIX MONTHS ENDED              YEAR ENDED
                                                                      30 JUNE 2000         30 JUNE 1999        31 DECEMBER 1999
                                                                           (EURO)M              (EURO)M                 (EURO)M
-----------------------------------------------------------------------------------------------------------------------------------

TURNOVER (GROSS BILLINGS)                                                  9,245.7              6,833.0                14,207.6
-----------------------------------------------------------------------------------------------------------------------------------

REVENUE                                                                    1,976.5              1,563.8                 3,302.8
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                               1,750.9              1,323.8                 2,820.4
Operating costs                                                           (1,511.4)            (1,138.4)               (2,419.8)
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT                                                             239.5                185.4                   400.6
Income from associates                                                        23.2                 12.7                    41.5

-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION                   262.7                198.1                   442.1
Net interest payable and similar charges                                     (37.6)               (25.0)                  (53.8)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                                225.1                173.1                   388.3
Tax on profit on ordinary activities                                         (67.5)               (53.6)                 (116.5)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                                 157.6                119.5                   271.8
-----------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                            (5.4)                (3.7)                   (9.1)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY SHARE OWNERS                                 152.2                115.8                   262.7
Ordinary dividends                                                           (15.2)               (12.0)                  (36.5)
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT FOR THE PERIOD                                               137.0                103.8                   226.2
===================================================================================================================================
EARNINGS PER SHARE (NET BASIS)

     Basic earnings per ordinary share                                       20.1(cent)           15.4(cent)            34.8(cent)
-----------------------------------------------------------------------------------------------------------------------------------

ORDINARY DIVIDEND PER SHARE - interim                                        1.96(cent)           1.54(cent)             1.52(cent)
                            - final                                             -                    -                   3.19(cent)
===================================================================================================================================


                                                           WPP GROUP PLC

                                UNAUDITED PRELIMINARY CONSOLIDATED BALANCE SHEET AS AT 30 JUNE, 2000
                                         PRESENTED IN EUROS FOR ILLUSTRATIVE PURPOSES ONLY

-----------------------------------------------------------------------------------------------------------------------------------

                                                                      30 JUNE 2000          30 JUNE 1999       31 DECEMBER 1999
                                                                          (EURO)M              (EURO)M               (EURO)M
-----------------------------------------------------------------------------------------------------------------------------------

FIXED ASSETS
Intangible assets:
  Corporate brands                                                           555.5                 535.0                  561.9
  Goodwill                                                                   811.0                 312.0                  658.8
Tangible assets                                                              335.0                 272.2                  315.8
Investments                                                                  712.3                 444.3                  573.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           2,413.8               1,563.5                2,109.5

CURRENT ASSETS
Stocks and work in progress                                                  314.4                 214.3                  182.2
Debtors                                                                    2,120.7               1,617.2                1,670.5
Debtors within working capital facility:
  Gross debts                                                                628.9                 498.3                  555.1
  Non-returnable proceeds                                                   (362.0)               (335.5)                (343.8)
                                                                           -------               -------                -------
                                                                             266.9                 162.8                  211.3
Cash at bank and in hand                                                     628.3                 462.7                  974.6
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           3,330.3               2,457.0                3,038.6
CREDITORS:  amounts falling due within one year                           (3,815.5)             (2,822.5)              (3,448.8)
-----------------------------------------------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES                                                     (485.2)               (365.5)                (410.2)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                      1,928.6               1,198.0                1,699.3

CREDITORS:  amounts falling due after more than one year                  (1,198.0)               (716.3)              (1,047.7)
PROVISIONS FOR LIABILITIES AND CHARGES                                      (120.1)               (122.3)                (127.2)
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                   610.5                 359.4                  524.4

-----------------------------------------------------------------------------------------------------------------------------------

CAPITAL AND RESERVES
Share capital                                                                123.6                 117.7                  124.4
Reserves                                                                     470.7                 228.7                  386.4
-----------------------------------------------------------------------------------------------------------------------------------
SHARE OWNERS' FUNDS                                                          594.3                 346.4                  510.8
Minority interests                                                            16.2                  13.0                   13.6
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EMPLOYED                                                       610.5                 359.4                  524.4
-----------------------------------------------------------------------------------------------------------------------------------

                                                              APPENDIX III

                            ILLUSTRATIVE UNAUDITED PRO FORMA WPP/Y&R CONSOLIDATED FINANCIAL INFORMATION

                                                      SIX MONTHS ENDED 30 JUNE 2000               SIX MONTHS ENDED    30 JUNE 1999
                                             WPP          Y&R              Combined                 WPP          Y&R     Combined
                                                          UK GAAP           UK GAAP                          UK GAAP      UK GAAP
                                           (POUND)m      (POUND)m          (POUND)m             (POUND)m     (POUND)m    (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------


REVENUE                                    1,209.1        600.8             1,809.9          1,017.3           492.8      1,510.1
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                               1,071.1        600.8             1,671.9            861.2           492.8      1,354.0
Operating costs                             (924.6)      (524.1)           (1,448.7)          (740.6)         (436.1)    (1,176.7)
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT PRE EXCEPTIONAL CHARGE      146.5         76.7               223.2            120.6            56.7        177.3

Exceptional operating charge                     -        (36.7)              (36.7)               -               -            -
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                             146.5         40.0               186.5            120.6            56.7        177.3

Income from associates                        14.2          2.4                16.6              8.3             2.3         10.6
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE         160.7         42.4               203.1            128.9            59.0        187.9
 INTEREST AND TAXATION

-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE         160.7         79.1               239.8            128.9            59.0        187.9
 INTEREST, TAX AND EXCEPTIONAL CHARGE
-----------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar             (23.0)        (5.2)              (28.2)           (16.3)           (2.7)       (19.0)
charges

-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE         137.7         37.2               174.9            112.6            56.3        168.9
TAXATION

Tax on profit on ordinary activities         (41.3)       (28.9)              (70.2)           (34.9)          (21.1)       (56.0)

Exceptional tax credit arising on                -         18.1                18.1                -            12.8         12.8
exercised stock options
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER
TAXATION                                      96.4         26.4               122.8             77.7            48.0        125.7

Minority interests                            (3.3)        (0.9)               (4.2)            (2.4)           (0.2)        (2.6)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY
SHARE OWNERS                                  93.1         25.5               118.6             75.3            47.8        123.1

Ordinary dividends                            (9.3)        (2.3)              (11.6)            (7.8)           (1.1)        (8.9)
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT FOR THE PERIOD                83.8         23.2               107.0             67.5            46.7        114.2
===================================================================================================================================
PBIT* margin                                  13.3%        13.2%               13.2%            12.7%           12.0%        12.4%
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE

Diluted earnings per ordinary share           12.0p         n/a                10.6p            9.8p            n/a          11.1p

Diluted earnings per ordinary share pre
exceptional items                             12.0p         n/a                12.2p            9.8p            n/a           9.9p

===================================================================================================================================

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. UNAUDITED PRO FORMA FINANCIAL  INFORMATION OF THE ENLARGED WPP GROUP PLC

The following unaudited pro forma profit and loss account for the six months 30 June 1999 and 2000 (the "Unaudited pro forma Financial
Information") for WPP Group plc have been prepared for illustrative purposes only to show the effects of the combination with Y&R as if it had occurred at 1 January 1999 for the six months ended 30 June 1999 and 1 January 2000 for the six months ended 30 June 2000. Because of its nature, the Unaudited pro forma Financial Information may not give a true picture of the financial position of WPP Group plc. It has been prepared in accordance with the Listing Rules.

The financial information for Y&R for the six months ended 30 June 1999 and 2000 is based on the unaudited results extracted from Y&R's form 10-Q filed with the SEC on 3 August 2000, prepared in accordance with US GAAP adjusted to reflect WPP's accounting policies under UK GAAP

2.   RECLASSIFICATIONS

Reclassifications have been made to Y&R's historical financial information presented under US GAAP to conform to WPP's presentation and disclosed accounting policies under UK GAAP. None of these reclassifications impact net profit.

The reclassifications that impacts the profit and loss account is:

EQUITY ACCOUNTING

In accordance with UK GAAP, the investor's share of operating profit or loss of associated undertakings and joint ventures is shown separately on the face of the profit and loss account and the investor's share of the taxation charge of associated undertakings and joint ventures is included within the taxation charge shown in the profit and loss account. Under US GAAP, net after-tax profits or losses are included in the income statement as a single line item.

3. US TO UK GAAP ADJUSTMENTS

Accounting principles generally accepted in the UK differ in certain material respects from those generally accepted in the US. The differences which are material to restating the historical consolidated financial information of Y&R to conform to WPP's disclosed accounting policies under UK GAAP are set out below.

(A)  GOODWILL

In accordance with UK GAAP and FRS 10 "Goodwill and Intangible Assets," goodwill resulting from acquisitions made by Y&R on or after 1 January 1998 has been capitalised as an intangible asset. Under WPP's disclosed accounting policy this goodwill has an indefinite life and as a result no amortisation has been provided. Under UK GAAP, goodwill assumed to have an indefinite life is subject to an annual impairment review in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill".

Under US GAAP, goodwill resulting from a business combination accounted for as a purchase is amortised over its estimated useful life, not to exceed 40 years. Additionally, Y&R's management evaluates the carrying value of Y&R's tangible and intangible assets each year, or whenever events or circumstances indicate that these assets may be impaired. Intangible assets are determined to be impaired if the future anticipated undiscounted cash flows arising from the use of the intangible assets are less than their carrying value. If an impairment is deemed to have occurred, the asset is written down to its fair value. The impact of this adjustment is to increase operating profit by $10.9m ((POUND)6.9m).

(B)  NON-OPERATING ITEMS

For the six months to 30 June 2000 in accordance with US GAAP, Y&R recognised gains largely relating to the sale of certain assets and rights known as Y&R TeamSpace in exchange for an ownership interest in eMotion Inc. and other net gains on investing activities largely relating to additional consideration received from Luminant. Under UK GAAP, these gains would be included in the statement of total recognised gains and losses which has not been separately presented. The impact of this adjustment is to reduce profit on ordinary activities by $12.2m ((POUND)7.8m).

(C)  DEFERRED TAXES

Under UK GAAP, deferred tax assets are accounted for only to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. This reduces the tax charge in the profit and loss account by $28.4m ((POUND)18.1m) under UK GAAP.

(D)  TREASURY STOCK

Under UK GAAP, if repurchased Treasury stock is used for the purpose of satisfying the Company's obligation upon exercise of stock options issued to employees, the Company should record as an operating cost, the excess of the cost of repurchasing the treasury stock over the proceeds received from employees on exercising stock options. Under US GAAP, this is recorded as a reduction in equity. For the six months ended 30 June 2000, under UK GAAP, this results in a charge of $57.6 ((POUND)36.7m) million which has been reflected as an operating exceptional item within this restatement. For prior years, the difference between the proceeds on exercise of employee share options less the cost of satisfying these options is not material.

4.   SEGMENTAL INFORMATION

The tables below present unaudited pro forma segment information, including Y&R segments presented to conform with the segments as reported by WPP and to UK GAAP. "PBIT" means profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

INFORMATION BY DISCIPLINE


                                                REVENUE BY DISCIPLINE - POUND STERLING INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000            SIX MONTHS ENDED 30 JUNE 1999
(POUND)M                      ---------------------------------------       -------------------------------------
-------------------------------     WPP            Y&R      COMBINED          WPP           Y&R         COMBINED
                                               UK GAAP       UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



Advertising & Media                 556.6          274.3        830.9         477.2         232.7         709.9
Investment Management
Information & Consultancy           239.5              -        239.5         191.9             -         191.9
Public Relations & Public           121.7          125.4        247.1          82.8          95.3         178.1
Affairs
Branding & Identity,                291.3          201.1        492.4         265.4         164.8         430.2
Healthcare &
Specialist-Communications

                              -----------------------------------------------------------------------------------

                                  1,209.1          600.8      1,809.9       1,017.3         492.8       1,510.1
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------




                                                PBIT[FN*] BY DISCIPLINE - POUND STERLING INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000             SIX MONTHS ENDED 30 JUNE 1999
(POUND)M                      ------------------------------------------     ------------------------------------
-------------------------------     WPP              Y&R        COMBINED        WPP          Y&R        COMBINED
                                                   UK GAAP      UK GAAP                    UK GAAP      UK GAAP
                              -----------------------------------------------------------------------------------



Advertising & Media                   84.5          43.7        128.2          69.2          30.0          99.2
Investment Management
Information & Consultancy             22.5             -         22.5          18.0             -          18.0
Public Relations & Public             18.7          17.4         36.1          11.6           8.6          20.2
Affairs
Branding & Identity,                  35.0          18.0         53.0          30.1          20.4          50.5
Healthcare &
Specialist-Communications

                              -----------------------------------------------------------------------------------

                                     160.7          79.1        239.8         128.9          59.0         187.9
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

-----------------------------------------------------------------------------------------------------------------



                                                REVENUE BY DISCIPLINE - U.S. DOLLAR INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                  SIX MONTHS ENDED 30 JUNE 1999
($)M                          -----------------------------------------       -----------------------------------
-------------------------------     WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



Advertising & Media                  873.8         430.7      1,304.5         773.0         377.0       1,150.0
Investment Management
Information & Consultancy            376.0             -        376.0         310.8             -         310.8
Public Relations & Public            191.1         196.9        388.0         134.1         154.3         288.4
Affairs
Branding & Identity,                 457.3         315.7        773.0         429.8         266.9         696.7
Healthcare &
Specialist-Communications
                              -----------------------------------------------------------------------------------

                                   1,898.2         943.3      2,841.5       1,647.7         798.2       2,445.9
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------




                                                PBIT* BY DISCIPLINE  U.S. DOLLAR INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                   SIX MONTHS ENDED 30 JUNE 1999
($)M                       --------------------------------------------       -----------------------------------
----------------------------       WPP              Y&R        COMBINED       WPP          Y&R          COMBINED
                                                  UK GAAP       UK GAAP                    UK GAAP       UK GAAP
                              -----------------------------------------------------------------------------------



Advertising & Media                  132.8          68.7        201.5         112.1          48.6         160.7
Investment Management
Information & Consultancy             35.3             -         35.3          29.1             -          29.1
Public Relations & Public             29.3          27.4         56.7          18.7          14.0          32.7
Affairs
Branding & Identity,                  54.9          28.2         83.1          48.9          33.0          81.9
Healthcare &
Specialist-Communications

                              -----------------------------------------------------------------------------------

                                     252.3         124.3        376.6         208.8          95.6         304.4
                              -----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.


INFORMATION BY GEOGRAPHY


                                                REVENUE BY GEOGRAPHY - POUND STERLING INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                  SIX MONTHS ENDED 30 JUNE 1999
(POUND)M                      ----------------------------------------        -----------------------------------
------------------------------      WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



North America                       553.6         331.2        884.8         452.1         276.5         728.6

UK                                  234.9          55.1        290.0         212.0          45.3         257.3

Continental Europe                  218.7         134.9        353.6         199.1         125.3         324.4

Asia Pacific, Latin                 201.9          79.6        281.5         154.1          45.7         199.8
America, Africa & Middle
East
                              -----------------------------------------------------------------------------------

                                  1,209.1         600.8      1,809.9       1,017.3         492.8       1,510.1
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------



                                                PBIT[FN*] BY  GEOGRAPHY - POUND STERLING INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                  SIX MONTHS ENDED 30 JUNE 1999
(POUND)M                      ----------------------------------------        -----------------------------------
------------------------------      WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------




North America                        88.1          55.6        143.7          70.3          47.2         117.5

UK                                   28.1          -0.2         27.9          25.2           1.0          26.2

Continental Europe                   28.1          16.7         44.8          25.0           9.5          34.5

Asia Pacific, Latin                  16.4           7.0         23.4           8.4           1.3           9.7
America, Africa & Middle
East
                              -----------------------------------------------------------------------------------

                                    160.7          79.1        239.8         128.9          59.0         187.9
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.


                                                REVENUE BY GEOGRAPHY - U.S. DOLLAR INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                 SIX MONTHS ENDED 30 JUNE 1999
($)M                          ----------------------------------------        -----------------------------------
-------------------------------     WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



North America                       869.2         520.1      1,389.3         732.2         447.8       1,180.0

UK                                  368.7          86.5        455.2         343.4          73.4         416.8

Continental Europe                  343.3         211.8        555.1         322.5         202.9         525.4

Asia Pacific, Latin                 317.0         124.9        441.9         249.6          74.1         323.7
America, Africa & Middle
East
                              -----------------------------------------------------------------------------------

                                  1,898.2         943.3      2,841.5       1,647.7         798.2       2,445.9
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------



                                                PBIT[FN*] BY GEOGRAPHY - U.S. DOLLAR INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                  SIX MONTHS ENDED 30 JUNE 1999
($)M                      --------------------------------------------       ------------------------------------
-------------------------------     WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



North America                       138.3          87.4        225.7         113.9          76.4         190.3

UK                                   44.2          -0.3         43.9          40.8           1.7          42.5

Continental Europe                   44.1          26.2         70.3          40.5          15.4          55.9

Asia Pacific, Latin                  25.7          11.0         36.7          13.6           2.1          15.7
America, Africa & Middle
East
                              -----------------------------------------------------------------------------------

                                    252.3         124.3        376.6         208.8          95.6         304.4
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

* PBIT:  Profit  on  ordinary  activities  before  interest  and  taxation, excluding exceptional operating charge.

5.   TRANSLATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

Solely for convenience, the unaudited pro forma information is shown in both pounds sterling and US dollars using the approximate average rate for the periods for the profit and loss account (2000: $1.57 = (POUND)1, 1999:
$1.6197 = (POUND)1).

6.   DILUTED EARNINGS

The number is shares used in the calculation of unaudited pro forma earnings per share are based on the average weighted number of WPP shares during the respective periods aggregated with the weighted average number of Y&R shares during the respective period, multiplied by 4.175 to reflect the exchange ratio.

Diluted earnings per share takes into account the exercise of WPP employee share options where these are expected to be diluted, aggregated with the number of Y&R options expected to dilute, multiplied by 4.175 to reflect the exchange rate into WPP new shares. The 30 June 2000 calculation also includes the dilutive impact of the Y&R convertible loan stock.


                                                         DILUTED NUMBER OF SHARES (MILLION)
                                    ---------------------------------------------------------------------------
                                       SIX MONTHS ENDED 30 JUNE 2000            SIX MONTHS ENDED 30 JUNE 1999
                                    --------------------------------            -------------------------------
                                       WPP       Y&R       PRO FORMA            WPP         Y&R     PRO FORMA

----------------------------------
                                    ---------------------------------------------------------------------------

Weighted average                        775.2         86.4           n/a       768.2         82.0           n/a


Multiplication factor                     n/a        4.175           n/a         n/a        4.175           n/a


Weighted average, new WPP               775.2        360.7       1,135.9       768.2        342.4       1,110.6
shares

---------------------------------------------------------------------------------------------------------------

Unaudited pro forma diluted earnings per share have been calculated using unaudited pro forma earnings of (POUND)120.1m (1999: (POUND)123.1m) which includes (POUND)1.5m in respect of the Y&R convertible loan stock in 2000 (1999: nil).

Unaudited pro forma diluted earnings per share pre exceptional items has been calculated using earnings of (POUND)138.7m (1999: (POUND)110.3m) which reflect the removal of the Y&R exceptional operating charge in respect of Treasury Stock and the Y&R exceptional tax credits arising on the exercise of stock options.